UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

Tuniu Corporation

(Name of Issuer)

Ordinary Shares, par value $0.0001 per share

(Title of Class of Securities)

89977P106(1)

(CUSIP Number)

JD.com, Inc.

20th Floor, Building A, No. 18 Kechuang 11 Street

Yizhuang Economic and Technological Development Zone

Daxing District, Beijing 101111

The People’s Republic of China

+86 10 8911-8888

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 5, 2024

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(1) This CUSIP number applies to the Issuer’s American depositary shares, each representing three Class A ordinary shares, par value $0.0001 per share.

CUSIP No. 89977P106

1	Names of Reporting Persons JD.com, Inc.
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3	SEC Use Only
4	Source of Funds (See Instructions) WC, OO
5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0
	8	Shared Voting Power 78,061,780 Class A ordinary shares
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 78,061,780 Class A ordinary shares

11	Aggregate Amount Beneficially Owned by Each Reporting Person 78,061,780 Class A ordinary shares
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented by Amount in Row (11) 22.1%(1)
14	Type of Reporting Person (See Instructions) HC

(1)

The percentage is calculated based on 353,133,644 ordinary shares of the Issuer outstanding as of November 30, 2024, including 17,373,500 Class B ordinary shares outstanding and 335,760,144 Class A ordinary shares outstanding, as reported in the Issuer’s current report on Form 6-K filed with the Securities and Exchange Commission on December 5, 2024. Each Class B ordinary share is convertible into one Class A ordinary share at any time by the holder thereof, while Class A ordinary shares are not convertible into Class B ordinary shares under any circumstance.

CUSIP No. 89977P106

1	Names of Reporting Persons JD.com Investment Limited
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3	SEC Use Only
4	Source of Funds (See Instructions) AF
5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization British Virgin Islands

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0
	8	Shared Voting Power 78,061,780 Class A ordinary shares
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 78,061,780 Class A ordinary shares

11	Aggregate Amount Beneficially Owned by Each Reporting Person 78,061,780 Class A ordinary shares
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented by Amount in Row (11) 22.1%(1)
14	Type of Reporting Person (See Instructions) CO

(1)

The percentage is calculated based on 353,133,644 ordinary shares of the Issuer outstanding as of November 30, 2024, including 17,373,500 Class B ordinary shares outstanding and 335,760,144 Class A ordinary shares outstanding, as reported in the Issuer’s current report on Form 6-K filed with the Securities and Exchange Commission on December 5, 2024. Each Class B ordinary share is convertible into one Class A ordinary share at any time by the holder thereof, while Class A ordinary shares are not convertible into Class B ordinary shares under any circumstance.

Item 1. Security and Issuer.

This Amendment No. 1 to Schedule 13D (this “Amendment No. 1”) amends and supplements the Statement on Schedule 13D originally filed with the U.S. Securities and Exchange Commission on December 27, 2023 (the “Original Schedule 13D”) filed by JD.com, Inc. (“JD”) and JD.com Investment Limited (“JD Investment BVI”) (individually, each a “Reporting Person” and collectively, “Reporting Persons”), with respect to Class A ordinary shares, par value $0.0001 per share, of Tuniu Corporation, a company organized under the laws of the Cayman Islands (the “Issuer”), whose principal executive offices are located at 6, 8-12th Floor, Building 6-A, Juhuiyuan, No. 108 Xuanwudadao, Xuanwu District, Nanjing, Jiangsu Province 210023, People’s Republic of China.

The Issuer’s American depositary shares (the “ADSs”), each representing three Class A ordinary shares, are listed on the Nasdaq Global Market under the symbol “TOUR.”

Except as provided herein, this Amendment No. 1 does not modify any of the information previously reported on the Statement. Capitalized terms used but not defined in this Amendment No. 1 have the meanings ascribed to them in the Original Schedule 13D.

Item 4. Purpose of Transaction.

Item 4 of the Original Schedule 13D is hereby amended and supplemented by adding the following:

Following the change in the number of the Issuer’s issued and outstanding shares as reported in the Issuer’s current report on Form 6-K filed with the Securities and Exchange Commission on December 5, 2024, the Reporting Persons’ shareholding percentage in the Issuer was approximately 22.1%. The Reporting Persons continued to hold 78,061,780 Class A ordinary shares of the Issuer.

Except as set forth in this Statement or in the transactions or documents described herein, the Reporting Persons does not have any present plans or proposals that relate to or would result in:

(a) The acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer,

(b) An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries,

(c) A sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries,

(d) Any change in the present board or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board,

(e) Any material change in the present capitalization or dividend policy of the Issuer,

(f) Any other material change in the Issuer’s business or corporate structure,

(g) Changes in the Issuer’s charter, bylaws or instruments corresponding thereto or other actions that may impede the acquisition of control of the Issuer by any person,

(h) Causing a class of securities of the Issuer being delisted from a national securities exchange or ceasing to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association,

(i) A class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act, or

(j) Any action similar to any of those enumerated above.

Item 5. Interest in Securities of the Issuer.

Item 5 of the Statement is hereby amended and supplemented by the following:

The responses of the Reporting Persons to Rows (7) through (13) of the cover pages of this Amendment No. 1 and the information set forth or incorporated in Items 2, 3, 4, and 6 are hereby incorporated herein by reference in this Item 5.

(a) As of the date hereof, JD Investment BVI directly holds 78,061,780 Class A ordinary shares, representing 23.2% of the Issuer’s outstanding Class A ordinary shares, or 22.1% of the Issuer’s outstanding ordinary shares, or 15.3% of total voting power.

The above disclosure of percentage information was calculated based on 353,133,644 ordinary shares of the Issuer outstanding as of November 30, 2024, including 17,373,500 Class B ordinary shares outstanding and 335,760,144 Class A ordinary shares outstanding, as reported in the Issuer’s current report on Form 6-K filed with the Securities and Exchange Commission on December 5, 2024. Each Class B ordinary share is convertible into one Class A ordinary share at any time by the holder thereof, while Class A ordinary shares are not convertible into Class B ordinary shares under any circumstance.

Except as disclosed in this Statement, none of the Reporting Persons or to the best of their knowledge, any of the persons listed in Schedule A hereto, beneficially owns any ordinary shares of the Issuer or has the right to acquire any ordinary shares of the Issuer.

(b) Except as disclosed in this Statement, none of the Reporting Persons or to the best of their knowledge, any of the persons listed in Schedule A hereto, presently has the power to vote or to direct the vote or to dispose or direct the disposition of any of the ordinary shares of the Issuer that they may be deemed to beneficially own.

(c) Except as disclosed in this Statement, none of the Reporting Persons or to the best of their knowledge, any of the persons listed in Schedule A hereto, has effected any transaction in the ordinary shares of the Issuer during the past 60 days.

(d) Except as disclosed in this Statement, to the best knowledge of the Reporting Persons, no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the ordinary shares beneficially owned by the Reporting Persons.

Item 7. Material to be Filed as Exhibits.

Exhibit No.	Description

99.1*	Joint Filing Agreement, dated December 27, 2023, by and between JD.com, Inc. and JD.com Investment Limited

99.2*	Termination Agreement, dated December 19, 2023, by and among Hopeful Tourism Limited, Caissa Sega Tourism Culture Development Group Co., Ltd, Fabulous Jade Global Limited, JD.com E-commerce (Investment) Hong Kong Corporation Limited and JD.com Investment Limited

*	Previously filed.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: December 6, 2024	JD.com, Inc.

	By:	/s/ Ian Su Shan
	Name:	Ian Su Shan
	Title:	Chief Financial Officer

JD.com Investment Limited

	By:	/s/ Nani Wang
	Name:	Nani Wang
	Title:	Director

SCHEDULE A

Directors and Executive Officers of JD

The names of the directors and the names and titles of the executive officers of JD and their principal occupations are set forth below. Except for Professor Ming Huang, Mr. Louis T. Hsieh, Professor Dingbo Xu, Ms. Caroline Scheufele, Ms. Grace Kun Ding and Ms. Jennifer Ngar-Wing Yu, the business address of the directors and executive officers is JD national headquarters at No. 18 Kechuang 11 Street, Yizhuang Economic and Technological Development Zone, Daxing District, Beijing 101111, P.R. China.

Name	Position with JD	Present Principal Occupation	Citizenship	Shares Beneficially Owned
Directors:
Richard Qiangdong Liu	Chairman of the Board of Directors	*	P.R. China	—
Sandy Ran Xu	Director and Chief Executive Officer	*	P.R. China	—
Ming Huang(1)	Independent Director	Professor of finance at the Johnson Graduate School of Management at Cornell University	United States	—
Louis T. Hsieh(2)	Independent Director	Director of New Oriental Education & Technology Group Inc.	United States	—
Dingbo Xu(3)	Independent Director	Essilor Chair Professor in Accounting and an associate dean at China Europe International Business School in Shanghai	P.R. China	—
Caroline Scheufele(4)	Independent Director	Co-president and Artistic Director of Chopard	Switzerland	—
Carol Yun Yau Li(5)	Independent Director	Managing Director of Yale Center Beijing	P.R. China	—
Grace Kun Ding(6)	Independent Director	Strategic consulting service provider for cooperative retail suppliers on the British Land platform and an independent investor	United Kingdom	—
Jennifer Ngar-Wing Yu(7)	Independent Director	Deputy Vice Chairwoman and Group President of CTF Education Group	P.R. China	—
Executive Officers:
Ian Su Shan	Chief Financial Officer	*	P.R. China	—
Pang Zhang	Chief Human Resources Officer	*	P.R. China	—

*	The principal occupation is the same as his/her position with JD.
(1)	The business address of Professor Huang is 22 W 66th Street, New York, NY 10023, United States.
(2)	The business address of Mr. Hsieh is The Harbourside, Tower 2, 37-B, I Austin Road West, Kowloon, Hong Kong.

(3)	The business address of Professor Xu is China Europe International Business School Building 20, Zhongguancun Software Park, Haidian District, Beijing 100193, P.R. China.
(4)	The business address of Ms. Scheufele is Chopard & Cie SA – 8 rue de Veyrot – 1217 Meyrin – Switzerland.
(5)	The business address of Ms. Li is Tower B 36/F, 8 Jianguomenwai Avenue, Chaoyang District, Beijing, China
(6)	The business address of Ms. Ding is 5 Interchange Park, Robinson Way, Portsmouth, England, PO3 5QD, United Kingdom.
(7)	The business address of Ms. Yu is Room 2209A&B, Wu Chung House, 213 Queen’s Road East, Wanchai, Hong Kong.

Directors and Executive Officers of JD Investment BVI

The names of the directors and the names and titles of the executive officers of JD Investment BVI and their principal occupations are set forth below. The business address of each of the directors and executive officers is Room 3614-19, Jardine House, 1 Connaught Place, Central, Hong Kong.

Name	Position with JD Investment	Present Principal Occupation	Citizenship	Shares Beneficially Owned
Directors:
Nani Wang	Director	Employee of JD	P.R. China	—
Executive Officers:
N/A